EXHIBIT 99.5

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

June 27, 2025

Item 3	News Releases

News release dated June 18, 2025

Item 4	Summary of Material Change

On June 17, 2025, the United States Patent and Trademark Office (US PTO) has filed ISSUE NOTIFICATION for BETR-001 composition of matter patent US 12331051 (Application Pub. No. US 2023/0357253 A1). Full issuance can be viewed here. The Issue Notification for this patent covers a number of claims to crystalline forms of the compound, formulations related to the crystalline compound, and isomers.

In June 2025, the Company issued 6,343,849 common shares and 6,343,849 share purchase warrants pursuant to the conversion option of convertible debentures and accrued interest on convertible debentures totaling $634,385. Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expire on December 31, 2025, September 27, 2026 and October 1, 2026.

On June 27, 2025, the Company filed its condensed consolidated interim financial statements for the three months ended April 30, 2025 and 2024, along with its management’s discussion and analysis, which can be accessed at www.sedarplus.ca

Item 5	Full Description of Material Change

Refer to Item 4.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

June 27, 2025

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SCHEDULE “A”

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USPTO Files ISSUE NOTIFICATION for BetterLife’s BETR-001 Composition of Matter Patent

VANCOUVER, British Columbia, June 18, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU), an emerging biotech company focused on the development of BETR-001, a non-hallucinogenic neuroplastogen in the treatment of psychiatric and neurological disorders, is pleased to announce that the United States Patent and Trademark Office (US PTO) has filed ISSUE NOTIFICATION for BETR-001 composition of matter patent US 12331051 (Application Pub. No. US 2023/0357253 A1) on June 17, 2025.

FIGURE: June 17, 2025 Issue Notification.

Full issuance can be viewed here.

The Issue Notification for this patent covers a number of claims to crystalline forms of the compound, formulations related to the crystalline compound, and isomers.

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Dr. Ahmad Doroudian, CEO of BetterLife commented, “We are extremely pleased with the grant of this composition of matter patent which covers BETR-001 as well as its related derivates. Composition of matter patent is the strongest level of intellectual property coverage one can get for a compound. This patent gives BETR-001 robust intellectual property coverage until at least 2042.”

He further added, “Based on its excellent neuroplasticity data, its neuroreceptor activation profile and preliminary data obtained in animal models, BETR-001 is projected to be effective in treating various psychiatric and neurological disorders including depression, anxiety, PTSD, traumatic brain injury, migraines and neuropathic pain.”

BETR-001 is non-hallucinogenic and not a controlled substance. BetterLife has had its BETR-001 pre-IND meeting with the FDA and has completed most of the required IND-enabling studies. The BETR-001 IND filing and start of human trials are projected for H1 2026.

The Company also announces that it has issued a total of 6,473,712 common shares and 6,473,712 share purchase warrants pursuant to the conversion option of convertible debentures and accrued interest on convertible debentures totaling $647,371. Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expire on December 31, 2025, September 27, 2026 and October 1, 2026.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic neuroplastogen. BETR-001 is a non-controlled substance. BETR-001 will be developed for the treatment of various psychiatric and neurological disorders. BETR-001 pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety-related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

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Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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